[redacted]

File #82-2783

07028243

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: formcap.com

Engineering & Procurement Progressing Well on Formation's Idaho Cobalt Project

Vancouver, B.C., November 15, 2007 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to provide its shareholders with an update of the status on the engineering and procurement of its 100% owned Idaho Cobalt Project. While the permitting agencies for the Cobalt Project are progressing through the National Environmental Policy Act process, the Company has been aggressively engaged in the engineering and procurement of key equipment and personnel in preparation for the commencement of construction and ultimately, production.

In preparation for the receipt of mining and milling components, as well as providing an efficient staging area for the off-loading of mine concentrate for transportation to the Company's hydrometallurgical facility located in Kellogg Idaho, the Company has purchased an industrial facility on the outskirts of Salmon, Idaho. The 9,600 square foot facility is ideally located on a 3 acre lot in a Highway Commercial Zoning Area off of paved Highway 93 South. The metal building is completely insulated and has underground power service, four large overhead door loading and unloading bays strategically located with highway frontage. The Company reviewed numerous prospective industrial real estate properties and was very pleased to secure this first choice facility.

In addition, in preparation for the need to secure quality key personnel to oversee the construction and implementation of the Idaho Cobalt Project, the Company is pleased to announce it has hired Ms. Susan Shiplett to fulfill the role of Human Resources Director. Ms. Shiplett holds a Bachelor of Science degree in Management from Lewis-Clark State College. She most recently worked as a consultant for the Idaho Industrial Commission, Rehabilitation Division and previously held positions with Sunshine Mining and Refining Company as Human Resources Manager, Human Resources Specialist, Employee Relations & Office Manager, and Staff Payroll Accountant. The Company is currently in the process of interviewing for key positions such as General Mine Manager, Mine Superintendent and Mill Superintendent, while positions for an Environmental Coordinator, HR Manager and Controller for the Salmon, Idaho operations have been secured. Additional staff and training at the refinery has also been completed to accommodate its growing silver refining operation.

The streamlining of administrative procedures is also being performed in order to efficiently control and manage the implementation of numerous mine construction contracts and subcontracts associated with engineering and procurement of the Idaho Cobalt Project and the retro-fitting of the hydrometallurgical facility. Such measures include modifications to accounting and document control procedures as well as the implementation of risk management and IT controls.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist. The Company trades on the Toronto Stock Exchange under the symbol FCO.

Formation Capital Corporation

"Mari-Ann Green"

Mari-Ann Green
C.E.O.

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street, Vancouver, BC, V6C 2W2
Head Office: 604-682-6229
Investor Relations: Contact Encompass Communications toll free 1-877-566-6592
Email: inform@formcap.com - Or visit our Web site at: formcap.com

dlw 11/29

File # 82-2783

Formation Capital Corporation

CONSOLIDATED FINANCIAL STATEMENTS

AUGUST 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company. The Company's independent auditors have not preformed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered accountants for a review of interim financial statements by an entity's auditors.

Second Quarter 2008 Management Discussion and Analysis for August 31, 2007 and August 31, 2006

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Formation Capital Corporation (the "Company") and the notes thereto, for the six months ended August 31, 2007 and 2006. The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended February 28, 2007. These accounting policies have been applied consistently for the six months ended August 31, 2007. Some of the statements in this MD&A are forward-looking statements that are subject to risk factors set out in the cautionary note contained in Additional Information.

Overview

Formation Capital Corporation (the "Company") is a mineral exploration, development and refining company listed on the main board of the Toronto Stock Exchange. The Company, either directly or indirectly through its wholly owned subsidiaries Formation Capital Corporation, U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. In September 2005, the Company's 100% owned Essential Metals Corporation reached commercial production at its Sunshine Precious Metals Refinery. The Company's main focus is currently centered on its flagship property, the Idaho Cobalt Project (the "ICP"), located in Lemhi County, Idaho, near the town of Salmon. Other minerals being explored for by the Company's various subsidiaries include silver, gold, copper and uranium.

Significant Events during the Second Quarter

The ICP is a primary cobalt deposit in the final permitting stages of development and during the second fiscal quarter of this year the Company completed an independent, National Instrument 43-101 compliant Bankable Feasibility Study that exhibited positive economics. The Bankable Feasibility Study revealed the conservative base case scenario utilizing a 7.5% discount rate and a US $22.50 /lb cobalt price, returned a Net Present Value (NPV) of US $87.29 million with an Internal Rate of Return (IRR) of 22.30%. Utilizing a cobalt metal price of $27.50 / lb (cobalt spot price is currently US $30.25 /lb) discounted 7.5% and using the same economic model developed for the feasibility study, the NPV would be $191.90 million with an IRR of 38.02%. Undiscounted the NPV would be US $372.39 million.

Management cannot ascertain with certainty when the mine permits will be approved, however it is anticipated, based on information received to date, that the permits will be granted in this calendar year.

On May 24, 2007, the public comment period for the Draft Environmental Impact Statement (EIS) on the Company's 100% owned ICP concluded. Early in June 2007, the Company announced the summary of the public comments. Strong support for the project was evident. Of the 175 official comments submitted to the FS, greater than 91% voiced their support for the project, with over half of those comments supporting the Company's preferred Mine Plan Alternative.

During this time the Forest Service, the lead permitting agent, made a modest revision to their Schedule of Proposed Action (SOPA) for the Salmon-Challis National Forest, where the ICP is located. The revised schedule indicated the Forest Service was expecting to be able to complete the Final EIS for publication in the Federal Register in October, 2007.

Subsequent to the Forest Service's consultation with National Marine Fisheries, a Record of Decision (ROD) is expected to be issued concurrent with the Final EIS. The ROD is essentially the Forest Service's approval of the project, pending the placement of an appropriate bond.

This mine would be the only primary cobalt producer in the Western Hemisphere making Formation Capital Corporation the United States' sole integrated cobalt miner and refiner of high purity, super alloy grade cobalt.

There are significant opportunities the Company plans to take advantage of to further improve the economics of the ICP, primarily through the expansion of the geologic resources and through product marketing and metals production:

- There is excellent potential to expand the Ram proven and probable ore reserve with additional drilling in inferred zones and step-out drilling.
- There is potential for an additional revenue stream from the recovery of rare earth minerals. Samples confirm the presence of anomalous rare earth elements plus yttrium values.

- There is good potential to expand the proven and probable ore reserve through continued exploration of the Sunshine and East Sunshine deposits as well as 15 other identified Greenfield areas on the property which are not included in this study.
- There is the potential for an additional revenue stream from the recovery of gold from the flotation concentrate.
- An in-depth marketing analysis of magnesium sulfate should improve the sale price and improve revenue generation.
- There is potential for additional revenue streams from the production of by-products from the cobalt refinery such as saleable zinc residue and nickel hydroxide. This would eliminate the requirement for disposal of these streams in the current design.

Mining methods may be modified and operating costs may be reduced improving NPV and IRR and Capital costs may be reduced during detailed engineering and finalization of the water treatment.

Early in September the Company announced it had made down payments on key mine equipment to secure delivery for next summer, at which point mine construction is expected to be well underway. The purchase order outlines the minimum requirements for the design, materials, fabrication, inspection, testing and supply of the ball mill in accordance with the specifications outlined in the Company's bankable feasibility study on the ICP.

The equipment will be used to process primary cobalt ore at a production rate of 800 tons per day at the ICP located near Salmon, Idaho. Concentrate from the mine will be shipped to the Company's 100% owned hydrometallurgical facility in northern Idaho for processing into high purity, superalloy grade cobalt metal at a design rate of approximately 1,525 tons per year over a minimum 10 year mine life. Construction is scheduled to commence in Q1 2008, with production slated for Q1 2009

Basis of Analysis

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. The following discussion should be read in conjunction with the Company's unaudited consolidated financial statements and the notes thereto for the six months ended August 31, 2007 and 2006 and the audited consolidated financial statements for February 28, 2007 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries. Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of Congo, Zambia, Cuba and Russia, and particularly in those countries that are currently coping with armed conflicts. While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, medical prosthetics, industrial, high-temperature steels and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles. We also monitor cobalt-related consumption trends of such items as computers, cell phones, paints, and other manufactured goods that contain cobalt.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management's focus on the following key areas:

- Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world's growing cobalt market.
- Raising Capital – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed financial periods

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico and its 100% owned Essential Metals Corporation is engaged in the precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

Idaho Cobalt Project – Idaho, USA

The Company's principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1994, where current extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims.

During fiscal 2006, the Company conducted diamond drill programs on the south end of the Ram deposit, the primary deposit of the Idaho Cobalt Project. The purpose of the diamond drill program was twofold:

1. As recommended by Mine Development Associates ("MDA") of Reno Nevada, it was designed to gain geotechnical data to optimize mine stope design and support mine production, particularly for the early years, on the ICP.
2. Further delineate the open-ended mineralization discovered in the 2004 drilling on the southern portion of the Ram deposit where some of the widest drill intercepts with the highest grades were encountered.

The drill program was successful in achieving both of these goals. Drilling demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet.

Ore grade cobalt mineralization has been documented over 2,600 feet of strike length. The data from this program was incorporated into the Bankable Feasibility Study with the intent of improving the overall economics of the deposit and increasing the existing mine life. The Bankable Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

Prior to the completion of the Bankable Feasibility Study, an updated resource estimate was completed by MDA in October of 2006 as summarized in the table below.

The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. This measured and indicated resources were incorporated into the Bankable Feasibility Study.

The proven and probable mineral reserves outlined in the Bankable Feasibility Study are 2,636,200 tons with an average grade of 0.559% cobalt, 0.596% copper and 0.014 oz per ton gold, based on a cut off grade of 0.2% cobalt for a ten year mine life. The inferred resource for the ICP, not a part of this study, is 1,121,600 tons grading 0.585% cobalt, 0.794% copper and 0.017 oz per ton gold as reported in the October 2006 MDA report mentioned above.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Oz/ton Gold
Measured	1,840,700	0.626	0.592	0.015
Indicated	813,700	0.632	0.681	0.017
Total M&I	2,654,400	0.628	0.619	0.016
Inferred	1,121,600	0.585	0.794	0.017
Contained Metal		46.6 million lbs	50.7 million lbs	60,600 Oz

Essential Metals Corporation ("EMC") – Idaho, USA, Big Creek Hydrometallurgical Complex (the "Complex")

EMC acquired the Complex in 2002 for the purpose of refurbishing the hydrometallurgical facility for cobalt production to meet the refining requirements of the Idaho Cobalt Project. In 2004, management decided to restart the precious metals refining section of the facility, known as the Sunshine Precious Metals Refinery, to help meet increasing North American demand for silver and gold refining. EMC now receives commercial quantities of product from several major customers and is continuing to grow its business.

Silver produced by the refinery is now accepted for good delivery on both the Dubai Multi Commodities Centre and the Dubai Gold and Commodities Exchange.

EMC has been receiving silver doré from Mexico through a major silver producer, high grade silver products from silver users, mints, pre - 1965 silver US coins from other refiners as well as silver from other sources. For the quarter ended August 31, 2007, EMC produced 874,233 troy ounces of silver and 1,697 troy ounces of gold. For the six months ended August 31, 2007, EMC produced approximately 1,867,804 troy ounces of silver in nominal 1,000 ounce bars and gold production was approximately 1,710 troy ounces.

In addition, in the year ending February 28, 2007 EMC sold a tailings facility to Sterling Mining Company (Sterling) for a total of US$4.5 million cash and was conveyed a neighboring 16 acre land parcel well suited for EMC's future needs. The tailings facility is only one of the facilities that form a part of the Big Creek Hydrometallurgical Complex which the Company purchased in 2002. EMC operations include the Sunshine Precious Metals Refinery, the SXEW copper refinery, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. The Company intends to retrofit the hydrometallurgical plant in conjunction with the development of its Idaho Cobalt Project (ICP) in order to refine the cobalt concentrate expected to be produced from the ICP into metal.

Black Pine – Idaho, USA
The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement requires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 29, 2004 the Company amended the option agreement to extend the term for two, five-year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner. There have been no payments due since the Company amended the option agreement to extend the term.

Badger Basin – Idaho, USA
Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA
The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. A total of US$42,900 (2006 - US$39,900) has been paid to date to the optionor.

To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA
The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

El Milagro – Mexico
The Company entered into a purchase option agreement in 1998 that was completed at year end February 28, 2003. The Company now has a 100% interest in the property.

During the year ended February 28, 2007 the Ana Maria claim block of the Milagro property was expanded to cover prospective adjoining ground and negotiations to acquire claims central to the area covering the northern extension of the Ana Maria vein are ongoing. During the quarter, Eagle Mapping Services of Vancouver, B.C. was commissioned to conduct an airborne photometric survey of the entire property for the purpose of attaining additional data to be used in the development of a comprehensive exploration program with the goal of defining drill targets for further exploration.

Flin Flon – Saskatchewan, Canada
The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA
The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US$23,800 (2006 - US$22,400) has been paid to date to the optionor. Total purchase price of US$1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada
The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100% and has completed a helicopter-borne aeroTEM IV electromagnetic & magnetometer survey.

Kernaghan Lake – Saskatchewan, Canada
The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed). The 2007 work program was budgeted for $430,000. The Company has been notified that the drill program will not be carried out as outlined, as the availability of certain equipment and other conditions would not allow for commencement of the drilling operation. It is anticipated the program will continue next year.

Virgin River – Saskatchewan, Canada
In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM.

UEM is a corporation owned 50% by Cameco and 50% by Areva on the Virgin River project located in the Athabasca Basin of northern Saskatchewan.

Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried through to $10.0 million worth of exploration and development. Approximately $3.3 million was spent on the recently completed 2007 drill program that was designed to follow up on the 2004, 2005 and 2006 drill results from the newly named Centennial Zone that returned high-grade uranium mineralization. Examples of such high-grade mineralization include 5.83% U3O8 over 6.4 m and 13.86% U3O8 over 2.5 m. Summary results from the 2006 and winter drilling of 2007 drill programs are as outlined below. The Company has been advised that it has reached its carried interest amount of $10.0 million during this drill season and is now responsible for matching 2% of all future exploration expenditures.

Summary results from the 2006 Virgin River Drill Program:

DDH Number		From (m)	To (m)	True Thick-ness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m x %)
VR-022		778.7	794.2	15.5	2.81	0.786	10.04
	(includes)	778.7	782.9	4.2	2.81	1.078	4.53
	(includes)	779.6	781.9	2.3	2.81	1.852	4.28
	(includes)	784.5	785.0	0.5	2.13	2.138	1.07
	(includes)	788.3	789.6	1.3	2.63	1.449	1.88
VR-22W2		781.0	800.2	19.2	18.38	2,480	47.62
	(includes)	788.8	794.1	5.3	18.38	5,352	28.37
	(includes)	795.5	797.8	2.3	11.40	6.289	14.42
VR-023		811.0	814.8	3.9	3.18	0.782	3.05
	(includes)	812.5	813.2	0.8	3.18	2.989	2.39
VR-024		820.3	827.5	7.2	6.72	2.630	18.94
	(includes)	821.3	826.5	5.2	6.72	3.620	18.87
		784.5	785.8	1.3	0.32	0.183	0.24
		794.8	810.7	15.9	0.91	0.191	3.04

Exploration results indicate excellent uranium exploration potential is demonstrated in the Centennial Zone. According to the project operator, the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration.

In July the Company announced that winter drill results from its Virgin River uranium project, where three of the four holes drilled intersected significant uranium mineralization consistent with previously released results. Details on these results were reported in the Company's July 05, 2007 news release. Cameco, the projects operator, has indicated they are exploring for a McArthur River style uranium deposit, and are very encouraged with past drilling results where over $10.0 million has been spent on the project to date.

Significantly, the fourth highest GT of 23.66 (grade * thickness) was attained in drill hole VR-027W, that included a subinterval of 5.44% U308 over 1.9 meters from 816.2 to 818.1 meters.

Summary results from the 2007 Virgin River Winter Drill Program

Drill Hole	From	To	True Thickness	Max. Grade	Ave. Grade	GT
Winter 2007	(m)	(m)	(m)	(%U3O8)	(%U3O8)	(m*%)
DDH VR-027W1	808.0	818.8	10.8	9.47	2.191	23.66
(includes)	811.8	818.1	6.3	9.47	3.188	20.08
(includes)	816.2	818.1	1.9	9.47	5.444	10.34
DDH VR-027	800.9	816.6	15.7	2.98	0.692	10.86
(includes)	812.6	815.5	2.9	2.98	1.920	5.57
DDH VR-026	738.2	743.3	5.1	0.60	0.254	1.30
(includes)	740.2	743.3	3.1	0.60	0.362	1.12

As at the time of writing of this report, the Virgin River Project summer drilling was concluding with preliminary indications of very encouraging results. All drill core samples from that program are expected to be shipped to the assay lab this fall, with final check results not expected until early in 2008.

All uranium assays were carried out by the Saskatchewan Research Council of Saskatoon, Saskatchewan. Mr. Eric (Rick) Honsinger, P.Geo., of Formation Capital Corporation is the Qualified Person who has reviewed the data submitted to the Company by the project operator Cameco Corporation.

Other Projects

The Company has other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Quarterly Financial Information in thousands (000's)

For the quarter ended 2008/2007	August 31	May 31	February 28	November 30
Revenues	397	171	3,707	2,179
G&A expenses	(2,253)	(732)	(1,245)	(352)
Net income (loss)	(2,049)	(659)	4,506	(181)
Loss per share	(0.01)	(0.00)	0.02	(0.00)
Total assets	71,271	70,975	51,267	44,846
Total liabilities	(1,817)	(1,284)	(1,053)	(577)

For the quarter ended 2007/2006	August 31	May 31	February 28	November 30
Revenues	207	1,462	8,441	nil
G&A expenses	(367)	(388)	(1,186)	(204)
Net income (loss)	(254)	(497)	(1,617)	(177)
Loss per share	(0.00)	(0.00)	(0.01)	(0.01)
Total assets	43,837	44,384	44,682	45,639
Total liabilities	(635)	(928)	(1,170)	(1,093)

Results of Operations August 31, 2007 and August 31, 2006

The consolidated loss for the quarter ended August 31, 2007 was $2,048,811 or ($0.01) per share compared with a loss of $253,792 or ($0.00) per share for August 31, 2006. The loss consists of a net operating loss from the Sunshine Precious Metals Refinery of $30,235 and general and administrative costs of $2,253,428 offset by other income of $234,852. The primary reason for the increase in the loss was a $1,783,226 non-cash stock-based compensation charge recorded for the issuance of 4,700,000 vested stock options with an exercise price of $0.80 per share during the quarter. In addition, the Company incurred a $70,134 foreign exchange loss during the quarter associated with the continued decline in the US dollar compared to the Canadian dollar.

The consolidated loss for the six months ended August 31, 2007 was $2,708,131 or ($0.01) per share compared with a loss of $750,962 or (0.00) per share for the six months ended August 31, 2006. The primary reason for the increase in the loss was the non-cash stock-based compensation charge during the quarter of $1,783,226 and an increase in the foreign exchange losses of $336,388 for the six months ended August 31, 2007 compared to the six months ended August 31, 2006.

The operating losses of the Sunshine Precision Metals Refinery are expected to decrease as the refinery continues to expand and optimize operations. General and administrative costs are expected to increase as the Company continues to grow as it obtains mine permits, prepares for construction and production on the Idaho Cobalt Project and continues to operate the Refinery along with other satellite property development efforts.

The refinery processes silver from various sources such as silver doré from Mexican mining operations (approximately 50% of the total feed) through a contract with a major silver producer, from high grade silver recyclables, from pre-1965 silver US coins and from silver from other refiners.

Revenues and Cost of Revenues

Revenues for the quarter ended August 31, 2007 were $396,552 compared to $207,076 in the period ended August 31, 2006 which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery. The cost of revenues for the quarter ended August 31, 2007 was $426,787 compared to $119,113 for the quarter ended August 31, 2007.

Refinery operations for the quarter ended August 31, 2007 produced approximately 874,233 troy ounces of silver in nominal 1,000 ounce bars and 1,697 troy ounces of gold production compared to 659,344 troy ounces of silver and 366 troy ounces of gold during the quarter ended August 31, 2007.

Cost of Revenues for the quarter ended August 31, 2007 were $426,787 compared to $119,113 in the quarter ended August 31, 2006. Cost of Revenues consist of costs of acquiring the unprocessed ore in situations where customers require us to take ownership of the precious metals and other direct operating costs and allocated overheads. The operating loss was $30,235 for the quarter ended August 31, 2007 as compared to operating gain of $87,963 for the quarter ended August 31, 2006. This loss is a result of increased staffing and training to prepare for expanding silver refining operations. Net operating losses are expected to decrease as the refinery continues to expand and optimize operations.

Revenues for the six months ended August 31, 2007 were $567,323 compared to $1,698,727 in the six months ended August 31, 2006 which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery. The cost of revenues for the six months ended August 31, 2007 was $603,670 compared to $1,619,961 for the six months ended August 31, 2007. The significant decrease in the revenues was a result of changing from recognizing refining sales principally on a gross basis in 2007 as a result of having to take ownership of the metal because of the Company's limited credit history with customers. Thus far in fiscal 2008, the Company has been successful in acquiring additional credit from clients making it unnecessary for the Company to outlay cash for doré or other refining products in which case the Company only recognizes revenue for the refining services rendered.

The net operating loss was $36,347 for the six months ended August 31, 2007 as compared to a gain of $78,766 for the period ended August 31, 2006. This is a result of increased staffing and training to prepare for expanding silver refining operations. Net operating losses are expected to decrease as the refinery continues to expand and optimize operations.

For the six months ended August 31, 2007 Essential Metals Corporation produced approximately 1,867,804 troy ounces of silver and 1,710 troy ounces of gold compared to approximately 1,076,401 troy ounces of silver and 606 troy ounces of gold for the six months ended August 31, 2006. The Company expects its precious metals refining revenues to continue to increase both in throughput and margin as the operations continue to increase productivity and optimize operations.

General and Administrative Expenses

General and administrative expenses totaled $2,253,428 for the quarter ended August 31, 2007 compared to $367,229 during the quarter ended August 31, 2006. This increase of $1,886,199 consisted primarily of a non-cash stock-based compensation charge of $1,783,226 and an $85,461 unfavorable foreign exchange fluctuation compared to the quarter ended August 31, 2006.

General and administrative expenses totaled $2,985,737 for the six months ended August 31, 2007. This represents a significant increase from the prior period end of $883,036. This increase of $2,102,701 consisted primarily of a stock based compensation in the amount of $1,783,226 and foreign exchange loss of $391,244 in the period ended August 31, 2007 compared to a nil stock-based compensation and foreign exchange loss of $54,856 in the period ended August 31, 2006. This $336,388 unfavorable fluctuation in exchange gains, along with slight increases in accounting and audit, advertising and promotion , management fees , office, and shareholder information was offset by decreased legal fees of $28,918 and depreciation expenses primarily associated with operating the refinery operations of $99,765.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included in the results of operations.

Such fluctuations resulted in a foreign exchange loss of $391,244 during the period ended August 31, 2007 compared to a loss of $54,856 in the period ended August 31, 2006, primarily relating to the strengthening Canadian dollar versus the US dollar over the period.

Other income of $313,953 was recorded for the period ended August 31, 2007, up from $53,308 for the six month period ended August 31, 2006. The increase is related to the interest income with larger cash balances on deposit.

Capital Resources and Liquidity August 31, 2007 and August 31, 2006

The Company's working capital as at August 31, 2007 was $23,742,876 compared with $2,577,637 at August 31, 2006. The increase is mainly attributed to the issuance of 26,666,666 units, comprised of one common share and one-half of one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 17, 2008, subject to the Company's right to accelerate the expiry date, for gross proceeds of $20,000,000. The exercise of share purchase warrants and stock options also added to the working capital which was offset by spending on the permitting and feasibility for the Idaho Cobalt project.

During the period ended August 31, 2007 the Company received $1,490,142 on exercise of 3,721,555 share purchase warrants and issued 455,140 common shares for gross proceeds of $227,300 on the exercise of stock options.

During the period ended August 31, 2006 the Company received $70,000 on exercise of 200,000 share purchase warrants and issued 2,470,000 common shares for gross proceeds of $370,500 on the exercise of stock options. Mineral property cash expenditures for the period ended August 31, 2007 were $2,929,002 compared to $2,608,746 during the period ended August 31, 2006 representing a decrease of $320,256 over the six month period ended August 31, 2006. Much of the permitting costs for the Idaho Cobalt Project are now in the administrative and document preparation stages with the minimal exploration and definition drilling required for the Bankable Feasibility Study now complete.

This has resulted in reduced exploration development expenditures on the Idaho Cobalt Project offset by expenditures associated with the finalization of the Bankable Feasibility Study.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $2,870,804 expended on permitting and feasibility during the period compared to $2,549,426 for the previous period using the accrual basis. Expenditures on capital assets (property, plant & equipment) were $247,253 compared to $144,215 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery along with the addition of vehicles, water sampling equipment and upgrades to computers in preparation for construction.

The value of the precious metal inventory at the lower cost or net realized value was $5,060,707 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were slightly higher than at the previous period end with the metallurgical testing and EIS and certain feasibility study contractors and mine equipment manufacturers holding deposits. A reclamation deposit associated with the sale of the tailings pond was also refunded by the purchaser at fiscal year end 2007.

Accounts payable are significantly higher commensurate with Company activity that included ongoing permitting activities and the finalizing of a comprehensive feasibility study. The $256,132 in accounts receivable is comprised of interest receivable from short term bank deposits and refundable goods and services tax. As at August 31, 2007 there were 202,437,967 outstanding common shares, 13,020,000 outstanding stock options and 15,259,866 share purchase warrants outstanding and exercisable. As at October 10, 2007 there were 203,004,350 outstanding common shares, 10,480,000 outstanding stock options and 15,259,866 share purchase warrants outstanding.

Selected Annual Information

	2007	2006	2005
Revenues	$ 7,584,650	$ 8,441,165	$ -
% change	-10%	100%	n/a
General and administrative expenses	$ 2,223,569	$ 2,402,878	$ 2,775,381
% change	-7%	-13%	72%
Net gain (loss)	$ 3,573,870	$ (2,274,329)	$ (2,589,485)
% change	257%	-12%	88%
Basic and diluted earnings (loss) per share	0.02	(0.01)	(0.02)
Total assets	$ 51,267,274	$ 44,681,835	$ 44,856,136
Total liabilities	$ 1,053,083	$ 1,189,843	$ 820,281
Cash dividends declared per-share for each class of share	nil	nil	nil

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,406,500 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations in the amount of $1,598,043 are due within the next three years relating to the office lease and mining equipment along with the writing of the environmental impact statement for the Idaho Cobalt project

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver.

At the end of the period August 31, 2007 and October 10, 2007 the Company had no outstanding call options related to its silver holdings. As at October 10, 2007 the Company had a silver forward contract in place to offset and lock in the price of an advance payment.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 28, 2007. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets carrying value exceeds expected future cash flows.

Property, Plant and Equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained. A portion of the Complex, the Sunshine Precious Metals Refinery, commenced commercial production in 2005.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

Stock-Based Compensation

Effective March 01, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and Resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves incompliance with National Instrument 43-101 guidelines where possible.

The estimation of resources and reserves involves the application of scientific principals as well as the exercise of educated judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the interpretation of results of future drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion. In addition, changes in resource and reserve estimates, the price of cobalt, gold, copper or silver and future operating and capital costs can have a significant impact on the impairment assessments of the assets.

Asset Retirement Obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure. The Company's mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation.

Management's judgement and independent professional consultants' estimates are considered when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Change In Accounting Policy

On March 1, 2007, the Company adopted the new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 3251, Equity.

These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources.

Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles in Canada.

Under the new standards, all financial instruments are classified into one of five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net income.

Upon the adoption of these standards, the Company has classified cash and cash equivalents as held for trading, other receivables as loans and receivables and all financial liabilities as other financial liabilities.

The Company enters into hedge transactions in the normal course of its operations but has elected not to use hedge accounting. As a result, based on Section 3855, "Financial Instruments – Recognition and Measurement", these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses in the underlying contracts. The Company's foreign subsidiaries are regarded as being integrated with the parent so there is no recognition of other comprehensive income associated with the translation of the Company's subsidiaries. The adoption of the New Standards did not have a material effect on the Company's financial statements at March 1, 2007 or August 31, 2007.

Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish reserves. The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile.

To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry. The Company cannot predict future policies and interpretations. The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these standards.

Insurance is very costly in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons deeming insurance impractical.

Subsequent Events

From September 01, 2007 to October 10, 2007 the Company issued 194,000 common shares for gross proceeds of $97,000 and issued 372,383 common shares and cancelled 1,848,617 stock options on the cashless exercise of 2,221,000 stock options.

Evaluation of Disclosure Controls and Design of Internal Controls Over Financial Reporting

The certifying officers reviewed and evaluated the Company's disclosure controls and procedures. Based on that evaluation, they have concluded that the Company's disclosure controls and procedures are effective in providing them with timely material information relating to the Company. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls and procedures over financial reporting can prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving the Company's stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design of the Company's internal control over financial reporting as of August 31, 2007. There were no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Outlook

In the coming year, the Company expects to focus the majority of its activities on completing the permitting process and the procurement of long lead time mining equipment and to secure adequate mine financing. The Company has completed its Bankable Feasibility Study for the Idaho Cobalt Project and is ramping-up of operations at the Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional exploration joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets. Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. The Company's current cash position will not be sufficient to fund capitalization expenditures for the construction of the mine, mill and retrofitting of the hydrometallurgical complex.

During the quarter, while the financial markets were experiencing sharp corrections as a result of the sub-prime mortgage crisis that was reflected in the Company's share price, the cobalt market exhibited strong bullish activity and rising cobalt prices.

Formation Capital Share Price, June 01 – August 31, 2007


Q2 Fiscal 2008
1.04
1.00
0.96
0.92
0.88
0.84
0.80
0.76
0.72
0.68
0.64
0.60
0.56
0.52
0.48
0.44
0.40
0.36
0.32
4.0 M
May
Jun
Jul
Aug
Sep
Oct
2007

Subsequent to the end of the quarter, Credit Suisse announced September 05, 2007 that it has opened a trading market in cobalt metal to investors seeking a commodity contract that won't be buffeted by turbulence in other financial markets. The bank has forecast that cobalt prices could spike to $40 per lb by the end of this year. Recent conflicts in the Democratic Republic of Congo have added additional uncertainty to future supplies.

More information can be found on the Company's website www.formcap.com under Investor Info→Cobalt News.

Grade "A" Cobalt Price per Pound (US$)


$31.00
$30.00
$29.00
$28.00
$27.00
$26.00
$25.00
$24.00
10/08/2007
17/08/2007
24/08/2007
31/08/2007
07/09/2007
14/09/2007
21/09/2007
28/09/2007
05/10/2007

As we move forward on the EIS and eventual Record of Decision, the Company will require mine construction financing in an amount consistent with the capital expenditure requirements described in the Bankable Feasibility Study.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner and has achieved its goal of becoming a precious metals bullion producer. Currently, the Company is processing various customers' material at the refinery and is in continuing discussions regarding the processing of additional material.

At period end the Company had working capital of over $23.7 million. The Company's ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources.

The completion of the Bankable Feasibility Study and advancements in permitting of the Company's 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Additional Information

In June 2005 the Company sought judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it "has not given Formation permission to access [the Idaho Cobalt Project through] the Blackbird Mine site for the construction of the exploration decline." Judicial approval was received for limited (exploration) access only.

The Company is in the process of acquiring permanent access through negotiation with the owner and has initiated legal proceedings to obtain this access.

In January 2006 the Blackbird Mine Site Group filed a notice of protest regarding the Company's application for a water right. The Company is attempting to negotiate the withdrawal of the protest but if unsuccessful will continue with ongoing proceedings to obtain the water right.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 28, 2007, February 28, 2006 and prior years. Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO

October 10, 2007

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Balance Sheets

(Canadian dollars)

		(unaudited) Three Months Ended **August 31 2007**		(audited) Year Ended **February 28 2007**
ASSETS				
CURRENT				
Cash and cash equivalents	$	19,989,520	$	5,777,610
Precious metals inventory		5,060,707		3,087,744
Amounts receivable		256,132		41,119
Prepaid expenses and deposits		253,289		122,240
TOTAL CURRENT ASSETS		25,559,648		9,028,713
MINERAL PROPERTIES (Note 4)		41,044,390		37,635,708
PROPERTY, PLANT AND EQUIPMENT (Note 3)		4,667,160		4,602,853
TOTAL ASSETS	$	71,271,198	$	51,267,274
LIABILITIES				
CURRENT				
Accounts payable	$	930,637	$	294,922
Accrued liabilities		886,135		758,161
TOTAL LIABILITIES		1,816,772		1,053,083
SHAREHOLDERS' EQUITY				
Share capital (Note 5)				
Authorized				
50,000,000 preferred shares without par value				
Unlimited common shares without par value				
Issued				
202,437,967 common shares (2007–171,594,606 shares)		77,187,712		59,333,293
Contributed surplus		6,886,176		2,792,229
Deficit, accumulated during exploration stage		(14,619,462)		(11,911,331)
TOTAL SHAREHOLDERS' EQUITY		69,454,426		50,214,191
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	71,271,198	$	51,267,274

APPROVED BY THE BOARD

"Mari - Ann Green" Director

"J. Scott Bending" Director

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Operations

(Canadian Dollars)

	(unaudited) Three Months Ending		(unaudited) Six Months Ending	
	August 31 2007	**August 31 2006**	**August 31 2007**	**August 31 2006**
REVENUE	$ 396,552	$ 207,076	$ 567,323	$ 1,698,727
COST OF REVENUE	426,787	119,113	603,670	1,619,961
	(30,235)	87,963	(36,347)	78,766
EXPENSES				
Accounting and audit	46,582	28,949	84,121	66,158
Administration	102,944	92,288	196,788	195,110
Advertising and promotion	40,113	9,078	86,662	19,919
Bank charges and interest	788	359	1,773	1,092
Depreciation	94,034	141,331	182,946	282,711
Foreign exchange loss (gain)	70,134	(15,327)	391,244	54,856
Legal fees	24,976	45,160	60,741	89,659
Listing and filing fees	3,213	2,905	13,435	11,532
Management fees	13,605	6,938	15,091	7,948
Office	50,895	41,033	118,880	110,207
Shareholder information	22,918	14,515	50,830	43,844
Stock-based compensation	1,783,226	-	1,783,226	-
	2,253,428	367,229	2,985,737	883,036
LOSS BEFORE UNDERNOTED ITEMS	(2,283,663)	(279,266)	(3,022,084)	(804,270)
OTHER INCOME	234,852	25,474	313,953	53,308
NET LOSS FOR THE PERIOD	(2,048,811)	(253,792)	(2,708,131)	(750,962)
DEFICIT at beginning of period	(12,570,651)	(15,982,371)	(11,911,331)	(15,485,201)
Deficit at end of period	$(14,619,462)	$ (16,236,163)	$ (14,619,462)	$ (16,236,163)
Basic and fully diluted loss per share	$ (0.01)	$ (0.00)	$ (0.01)	$ (0.00)
Weighted average number of shares outstanding	202,414,597	164,199,518	190,085,334	164,199,518

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

	(unaudited) Three Months Ending August 31 2007	August 31 2006	(unaudited) Six Months Ending August 31 2007	August 31 2006
OPERATING ACTIVITIES				
Net loss for the period	$ (2,048,811)	$ (253,792)	$ (2,708,131)	$ (750,962)
Items not involving cash				
Depreciation	94,034	141,331	182,946	282,711
Stock-based compensation	1,783,226	-	1,783,226	-
Precious metals inventory	31,769	(40,217)	(1,972,963)	1,415,498
Change in non-cash operating working capital items				
Amounts receivable	(179,555)	(73,631)	(215,013)	(108,146)
Prepaid expenses	(94,844)	7,177	(131,049)	12,688
Accounts payable and accrued liabilities	256,786	(293,045)	284,009	(534,563)
	(157,395)	(512,177)	(2,776,975)	317,226
FINANCING ACTIVITIES				
Share capital issued for cash	29,250	-	21,717,441	440,500
Share issue cost	-	-	(1,552,301)	-
	29,250	-	20,165,140	440,500
INVESTING ACTIVITIES				
Mineral property expenditures	(1,770,088)	(1,139,442)	(2,929,002)	(2,608,746)
Purchase of property, plant and equipment	(157,398)	(70,973)	(247,253)	(144,215)
Reclamation deposits	-	(64)	-	532
	(1,927,486)	(1,210,479)	(3,176,255)	(2,752,429)
NET CASH INFLOW (OUTFLOW)	(2,055,631)	(1,722,656)	14,211,910	(1,994,703)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	22,045,151	2,364,914	5,777,610	2,636,961
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 19,989,520	$ 642,258	$ 19,989,520	$ 642,258
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash	$ 328,081	$ 92,258	$ 328,081	$ 92,258
Short-term Investments	19,661,439	550,000	19,661,439	550,000
	$ 19,989,520	$ 642,258	$ 19,989,520	$ 642,258

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Notes to interim consolidated financial statements (unaudited)

August 31, 2007

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its resource properties and has determined, through a bankable feasibility study, whether certain of these properties contain ore reserves. None of the Company's operations are conducted through joint venture entities.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho. The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. Material is refined into high purity silver and gold bullion. The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually. This facility was originally purchased by the Company in order to process the cobalt concentrate from its US operations. In the past this facility processed high grade silver/copper concentrates and will have to be refurbished to process the cobalt material.

These interim consolidated financial statements include the accounts of the company and either directly or indirectly its wholly-owned subsidiaries, Formation Capital Corporation U.S., a Nevada corporation, Essential Metals Corporation, an Idaho corporation, Coronation Mines Limited, a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended February 28, 2007.

2. CHANGES IN SIGNIFICANT ACCOUNTING POLICIES

On March 1, 2007, the Company adopted the new accounting standards that were issued by the Canadian Institute of Chartered Accounts (CICA): Section 1530, Comprehensive Income; Section 3855, Financial Instruments – Recognition and Measurement; Section 3865, Hedges; and Section 3251, Equity.

These new accounting standards, which apply to fiscal years beginning on or after October 1, 2006, provide comprehensive requirements for the recognition and measurement of financial instruments, as well as standards on when and how hedge accounting may be applied. Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with generally accepted accounting principles in Canada.

Under the new standards, all financial instruments are classified into one of five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets or other financial liabilities. All financial instruments, including derivatives, are included on the balance sheet and are measured either at fair market value with the exception of loans and receivables, investments held-to-maturity and other financial liabilities, which are measured at amortized cost. Subsequent measurement and recognition of changes in fair value of financial instruments depend on their initial classification. Held for trading financial instruments are measured at fair value and all gains and losses are included in net income in the period in which they arise. Available-for-sale financial instruments are measured at fair value with revaluation gains and losses included in other comprehensive income until the instrument is derecognized or impaired at which time the amounts would be recorded in net income.

Upon the adoption of these standards, the Company has classified cash and cash equivalents as held for trading, other receivables as loans and receivables and all financial liabilities as other financial liabilities. The Company enters into hedge transactions in the normal course of its operations but has elected not to use hedge accounting.

As a result, based on Section 3855, "Financial Instruments – Recognition and Measurement", these derivatives are measured at fair value at the end of each period and the gains or losses resulting from remeasurement are recognized in net income as gains or losses in the underlying contracts. The Company's foreign subsidiaries are regarded as being integrated with the parent so there is no recognition of other comprehensive income associated with the translation of the Company's subsidiaries. The adoption of the New Standards did not have a material effect on the Company's financial statements at March 1, 2007 or August 31, 2007. Net loss and comprehensive loss for the three and six months ended August 31, 2007 are $2,048,811 and $2,708,131, respectively.

3. PROPERTY, PLANT AND EQUIPMENT

	August 31, 2007			February 28, 2007
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$ 100,878	-	$ 100,878	$ 100,878
Plants undergoing refurbishment	3,388,944	-	3,388,944	3,253,114
Buildings	448,899	140,142	308,757	310,564
Equipment	1,956,654	1,102,235	854,419	919,679
Office furniture and fixtures	259,052	244,890	14,162	18,618
	$ 6,154,427	$ 1,487,267	$ 4,667,160	$ 4,602,853

During the year ended February 28, 2006, the Company began commercial production at its precious metals refinery plant and reallocated the applicable plant under refurbishment costs to Land, Buildings and Equipment and commenced depreciating those assets. The Company continues to defer the costs associated with refurbishing and constructing its cobalt hydrometallurgical plant.

4. MINERAL PROPERTIES

Mineral properties at August 31, 2007 consist of:

	August 31, 2007	February 28, 2007
Idaho Cobalt Belt		
Idaho Cobalt Project	$ 36,606,512	$ 33,256,027
Black Pine	3,238,099	3,236,299
Badger Basin	106,336	105,616
	39,950,947	36,597,942
Other Projects		
Morning Glory/Wallace Creek	415,805	414,005
El Milagro	311,390	293,979
Queen of the Hills	45,779	43,979
Compass/Kernaghan	203,551	196,697
Virgin River	44,254	17,162
Other	72,664	71,944
	1,093,443	1,037,766
	$ 41,044,390	$ 37,635,708

5. SHARE CAPITAL

a) During the quarter ended May 31, 2007 the Company issued 26,666,666 units comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 17, 2008, subject to the Company's right to accelerate the expiry date for gross proceeds of $20,000,000. The Company paid a 7% cash commission (3.5% cash commission on the President's list) to the agent, and issued to the Agent warrants, in the amount of 1,739,033 entitling them to purchase that number of common shares of the Company at a price of $0.83 until November 17, 2008, subject to the Company's same right to accelerate the expiry date.

The Company also issued 3,721,555 common shares for gross proceeds of $1,490,142 on the exercise of share purchase warrants. A portion of the share purchase warrants exercised, 1,868,375 in total relate to the accelerated expiry provision announced by the Company and completed on May 17, 2007 with 100% exercised. The Company also issued 455,140 common shares for gross proceeds of $227,300 on the exercise of stock options.

Common shares issued and outstanding

	Common shares without par value		Contributed Surplus
	Shares	Amount	Amount
Balance, February 28, 2006	162,382,018	$ 56,682,645	$ 2,314,548
Issuance of common shares for cash	375,000	79,002	19,848
Exercise of share purchase warrants	6,309,503	1,958,909	94,570
Exercise of stock options	2,528,085	612,737	(230,237)
Stock-based compensation	-	-	593,500
Balance, February 28, 2007	171,594,606	$ 59,333,293	$ 2,792,229
Issuance of common shares for cash	26,666,666	17,451,272	2,548,727
Share issue cost	-	(1,552,301)	-
Exercise of share purchase warrants	3,721,555	1,584,712	(94,570)
Stock-based compensation	-	-	1,783,226
Exercise of stock options	455,140	370,736	(143,436)
Balance, August 31, 2007 (unaudited)	202,437,967	$ 77,187,712	$ 6,886,176

b) As at August 31, 2007 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date
2,415,000	$0.50	September 28, 2007
750,000	$0.40	January 04, 2008
300,000	$0.54	March 30, 2008
165,000	$0.41	January 02, 2009
1,935,000	$0.40	January 04, 2009
290,000	$0.80	June 28, 2009
2,755,000	$0.41	January 04, 2010
4,410,000	$0.80	June 28, 2010
13,020,000	$0.57	

As at August 31, 2007, outstanding exercisable stock options were as follows:

	August 31, 2007	Weighted Average Exercise Price	February 28, 2007	Weighted Average Exercise Price	February 28, 2006	Weighted Average Exercise Price
Balance outstanding, beginning of year	8,845,000	$ 0.44	8,510,000	$ 0.37	6,208,435	$ 0.33
Activity during the period:						
Options granted	4,700,000	0.80	2,990,000	0.41	3,445,000	0.42
Options exercised	(455,140)	0.50	(2,528,085)	0.16	(543,435)	0.16
Options Cancelled / Expired	(69,860)	0.58	(126,915)	0.44	(600,000)	0.50
Balance outstanding, end of period	13,020,000	$ 0.57	8,845,000	$ 0.44	8,510,000	$ 0.37

During the six months ended August 31, 2007, 4,700,000 stock options were granted and the Company recognized $1,783,226 (August 31, 2006 – nil) as stock-based compensation expense. This amount was determined using the Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 67% and a weighted average risk of 4.0 %.

During the year ended February 28, 2007, 2,990,000 (2006 - 3,445,000) stock options were issued to directors, employees and consultants. Using the fair value method to value the stock options, $593,500 (2006 - $752,200) was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 70% (2006 - 90%) and a weighted average risk free rate of 4.2%. (2006 - 3.7%).

c) As at August 31, 2007 outstanding warrants were as follows:

Number of Warrants	Exercise Price	Expiry Date
187,500	0.40	June 14, 2008
1,739,033	0.83	November 17, 2008
13,333,333	1.00	November 17, 2008
15,259,866	$0.97	

The changes in warrants during the previous periods were as follows:

	August 31, 2007	Weighted Average Exercise Price	February 28, 2007	Weighted Average Exercise Price	February 28, 2006	Weighted Average Exercise Price
Balance outstanding, beginning of year	3,909,055	$ 0.40	38,430,812	$ 0.51	41,079,699	$ 0.50
Activity during the period:						
Warrants Issued	15,072,366	0.98	2,269,015	0.49	-	-
Warrants exercised	(3,721,555)	0.40	(6,309,503)	0.33	(2,626,525)	0.35
Warrants Cancelled / Expired	-	-	(30,481,269)	0.44	(22,362)	0.23
Balance outstanding, end of period	15,259,866	$ 0.97	3,909,055	$ 0.40	38,430,812	$ 0.51

6. RELATED PARTY TRANSACTIONS

As at August 31, 2007, accounts payable include $3,724 (2006 - $6,695) due to directors and officers.

7. SEGMENTED INFORMATION

The Company's non-current assets by geographic location are as follows:

	August 31, 2007	February 28, 2007
Canada	$ 391,857	$ 320,017
United States	45,008,302	41,624,546
Mexico	311,391	293,998
	$ 45,711,550	$ 42,238,561

8. COMMITMENTS

(a) The Company has certain obligations with respect to mineral property expenditures.

(b) Pursuant to employment agreements the Company may be obligated to pay up to $2,406,500 if certain management is terminated without cause or good reason.

(c) The Company has annual operating lease commitments of approximately $75,000 for each of the next three years.

(d) The Company has certain contractual commitments related to the Idaho Cobalt Project totalling $1,523,043 to be incurred in the current and next fiscal years. Included in this is certain mining equipment with terms of payment to be 10% upon purchase order acceptance (completed), 10% upon completion of layout and foundation drawings, 20% upon placement and submittal of unpriced purchase orders for shell, reducer and motor, 25% upon completion of 50% of completed fabrications for shell, reducer and motor, 10% upon submittal of manuals and 25% upon delivery of FCA factory main mill components.

9. SUBSEQUENT EVENTS

The Company issued 194,000 common shares for proceeds of $97,000 on the exercise of stock options and issued 372,383 common shares and cancelled 1,848,617 stock options on the cashless exercise of 2,221,000 stock options.

File # 82-2783

Formation Capital Corporation

CONSOLIDATED FINANCIAL STATEMENTS

MAY 31, 2007

(UNAUDITED – PREPARED BY MANAGEMENT)

THESE FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY THE COMPANY'S AUDITORS

First Quarter 2008 Management Discussion and Analysis for May 31, 2007 and May 31, 2006

July 13, 2007

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Formation Capital Corporation (the "Company") and the notes thereto, for the three months ended May 31, 2007 and 2006. The significant accounting policies are outlined within Note 2 to the audited consolidated financial statements of the Company for the year ended February 28, 2007. These accounting policies have been applied consistently for the three months ended May 31, 2007.

Overview

Formation Capital Corporation (the "Company") is a mineral exploration, development and refining company listed on the Toronto Stock Exchange. The Company, either directly or indirectly through its wholly owned subsidiaries Formation Capital Corporation, U.S., Coronation Mines Limited and Minera Terranova S.A. de C.V., has, for the years since inception, been engaged in the business of exploring for minerals in Canada, the United States and Mexico. More recently, its 100% owned Essential Metals Corporation has been operating a precious metals refining business, known as the Sunshine Precious Metals Refinery, which attained commercial production in September of 2005. The Company's main focus is currently centered on its flagship property, the Idaho Cobalt Project (the "ICP"), located in Lemhi County, Idaho, near the town of Salmon.

The ICP is a primary cobalt deposit in the bankable feasibility and permitting stages of development. Management cannot ascertain with certainty when the mine permits will be approved, however it is anticipated, based on information received to date, that the permits will be granted in this fiscal year. The bankable feasibility study is expected to be completed during the second fiscal quarter of this year. Pending a positive bankable feasibility study and with sufficient financing and bonding in place, mine construction could commence. This mine would be the only primary cobalt producer in the Western Hemisphere making Formation Capital Corporation the United States' sole integrated cobalt miner and refiner of super alloy grade cobalt.

On May 24, 2007, the public comment period for the Draft Environmental Impact Statement (EIS) on the Company's 100% owned ICP concluded.

Approximately 175 official comments were submitted to the United States Department of Agriculture Forest Service ("FS"), with greater than 91% (160 comments), voicing support for the project. Nine comments were opposed to the ICP (approximately 5%), with the remainder providing information on the project without specifying their stance on the project. These comments are currently being reviewed by the permitting agencies. The FS reviews all comments for their stance on the project and for the substantive nature of all the comments.


Idaho Cobalt Project
Draft Environmental Impact Statement
Public Comment Results
OPPOSED ~5%
NO OPINION
SUPPORT >91%

The FS has recently indicated they expect to have the Final EIS and Record of Decision ("ROD") for the ICP completed sometime in September of 2007, with an extra couple of weeks being given for the documents to be filed in the Federal Register. A recent modest adjustment to their Schedule of Proposed Action (SOPA) for Lemhi County reflects this estimate.

The Bankable Feasibility Study is progressing well and at the time of writing, is being finalized by the numerous engineers and technicians that comprise the multi-disciplinary feasibility team. As a result of Management's interactions with its feasibility study engineering team, it became apparent that if the Company was to maintain the current construction and start-up schedule, it would need to pre-order certain key mill and Hydromet Complex components with delivery wait times of up to a year.

This prompted the announcement in April of the Company's $15 million financing that was scheduled to close no later than May 23, 2007, to secure the timely delivery of key mine equipment. The financing was oversubscribed and closed early on May 17, 2007 with the Company grossing proceeds of $20 million.

This financing is expected to allow the Company to move the Idaho Cobalt Project through the final permitting, feasibility and mine finance stages with the intention of being in the construction phase of the mine by the end of this fiscal year.

The sections that follow provide information about the important aspects of our operations and investments, on a consolidated basis, and include discussions of our results of operations, financial position and sources and uses of cash, as well as significant future commitments. In addition, we have highlighted key trends and uncertainties to the extent practicable.

The content and organization of the financial and non-financial data presented in these sections are consistent with information used by our chief operating decision makers for, among other purposes, evaluating performance and allocating resources. The following discussion should be read in conjunction with the Company's unaudited consolidated financial statements and the notes thereto for the three months ended May 31, 2007 and 2006 and the audited consolidated financial statements for February 28, 2007 and notes thereto.

As part of our decision-making process we monitor many economic indicators, especially those most closely related to the demand, supply and pricing of metals, as well as the politico-economic situation in the main supplier and consumer countries. Political developments affecting metal production can move quickly in some of the major cobalt producing countries such as the Democratic Republic of Congo, Zambia, Cuba and Russia, especially in those countries that are currently coping with armed conflicts. While most economic indicators impact our operations to some degree, we are especially sensitive to capital spending in cobalt intensive industries such as the re-chargeable battery sector, aerospace, high-tech, prosthetics, industrial, high-temperature steels and environmental applications such as gas to liquids, oil desulphurization and hybrid-electric vehicles. We also monitor cobalt-related consumption expenditures such as computers, cell phones, paints, radial tires and stove elements.

Our results of operations, financial position and sources and uses of cash in the current and future periods reflect management's focus on the following key areas:

- Capital Allocation – Capital spending has been, and will continue to be directed toward the creation of an integrated mining, production, refining and marketing operation to service the precious metals refining industry and the world's growing cobalt market.
- Raising Capital – The financial statements reflect the emphasis of management on sourcing the cash resources to fund our operating and investing activities and to eliminate debt.

Management maintains a system of internal controls to assure that the Company's assets are safeguarded, transactions are authorized and financial information is reliable.

In Management's view, given the nature of the Company's business and stage of development, the most meaningful and material financial information concerning the Company relates to its current liquidity and capital resources. The following is a summary of the results of the Company's operations and activities for its last completed financial periods

Description of Business

The Company holds mineral exploration properties in Canada, the United States and Mexico. More recently, its 100% owned Essential Metals Corporation has been engaged in the precious metals refining business.

The Company conducts its exploration independently as well as through joint venture agreements with third parties, although none of the Company's current operations are conducted through joint venture entities. The following is a brief discussion of the Company's major mineral exploration and development projects:

<u>Idaho Cobalt Project – Idaho, USA</u>

The Company's principal property is the Idaho Cobalt Project located in Lemhi County, Idaho, acquired through staking in 1994, where current extensive permitting efforts are underway. The Idaho Cobalt Project covers an area of approximately 2,500 acres of mining claims. The Company has exercised its lease option agreement and now owns a 100% interest in these claims.

During fiscal 2006, the Company conducted diamond drill programs on the south end of the Ram deposit, the primary deposit of the Idaho Cobalt Project. The purpose of the diamond drill program was twofold:

1. As recommended by Mine Development Associates ("MDA") of Reno Nevada, it was designed to gain geotechnical data to optimize mine stope design and support mine production, particularly for the early years, on the ICP.
2. Further delineate the open-ended mineralization discovered in the 2004 drilling on the southern portion of the Ram deposit where some of the widest drill intercepts with the highest grades were encountered.

The drill program was successful in achieving both of these goals. Drilling demonstrated that the permissive sequence for cobaltiferous mineralization in the Ram deposit remains open at both the north and south ends along strike and continues to remain open down dip. This represents a currently defined strike length of approximately 2,800 feet, with ore grade cobalt mineralization having been documented over 2,600 feet of strike length. The data from this program is currently being incorporated into the Bankable Feasibility Study with the intent of improving the overall economics of the deposit and increasing the existing mine life.. The Bankable Feasibility Study is a comprehensive engineering document designed to evaluate, among other things, the economic parameters of the deposit to the satisfaction of financiers for the purpose of securing funds for mine development.

An updated resource estimate was completed by MDA as summarized in the table below. The resource estimate was prepared in conformance with the requirements set out in the Standards of Disclosure for Mineral Projects defined by National Instrument 43-101, under the direction of Mr. Neil Prenn, P.Eng., and a Principal of MDA, who is an independent Qualified Person as defined by National Instrument 43-101. This data will be incorporated into the Bankable Feasibility Study currently in progress.

Total Cobalt Project Resource utilizing 0.2% cut-off

Category	Tons	% Cobalt	% Copper	Oz/ton Gold
Measured	1,840,700	0.626	0.592	0.015
Indicated	813,700	0.632	0.681	0.017
Total M&I	2,654,400	0.628	0.619	0.016
Inferred	1,121,600	0.585	0.794	0.017
Contained Metal		46.6 million lbs	50.7 million lbs	60,500 Oz

Essential Metals Corporation ("EMC") – Idaho, USA, Big Creek Hydrometallurgical Complex (the "Complex")

EMC acquired the Complex in 2002 for the purpose of refurbishing the hydrometallurgical facility for cobalt production to meet the refining requirements of the Idaho Cobalt Project. In 2004, management decided to restart the precious metals refining section of the facility, known as the Sunshine Precious Metals Refinery, to help meet increasing North American demand for silver and gold refining.

EMC now receives commercial quantities of product from several major customers and is continuing to grow its business. Silver produced by the refinery is now accepted for good delivery on both the Dubai Multi Commodities Centre and the Dubai Gold and Commodities Exchange.

EMC has been receiving silver doré from Mexico through a major silver producer, high grade silver products from silver users, mints, pre-1965 silver US coins from other refiners as well as silver from other sources. For the quarter ended May 31, 2007, EMC produced 993,571 troy ounces of silver and a small amount of gold. For the year ended February 28, 2007, EMC produced approximately 2,519,000 troy ounces of silver in nominal 1,000 ounce bars and gold production was approximately 1,081 troy ounces. In addition, in 2007 EMC agreed to sell a tailings facility for US$4.5 million payable in cash installments which closed during the year with all payments received. Under the terms of the agreement for the purchase and sale of its tailings facility to Sterling Mining Company (Sterling), Sterling paid Formation a total of US$4.5 million cash and conveyed a neighboring 16 acre land parcel well suited for EMC's future needs. The tailings facility is only one of the facilities that form a part of the Big Creek Hydrometallurgical Complex which the Company purchased in 2002. EMC will remain the owner of the Sunshine Precious Metals Refinery, the SXEW copper refinery, the hydrometallurgical plant, the concentrate loading and unloading facility and the associated land package and buildings. EMC has operated the Sunshine Precious Metals Refinery since 2004 without a discharge and has therefore not used the tailings facility. The Company intends to retrofit the hydrometallurgical plant in conjunction with the development of its Idaho Cobalt Project (ICP) in order to refine the cobalt concentrate expected to be produced from the ICP into metal. The carrying value of the tailings facility included land and equipment costs of US$134,490 and US$135,206 respectively which, along with associated legal fees of US$28,518 resulted in a net gain on the sale of US$4,201,766 (CAD$4,780,371).

Black Pine – Idaho, USA

The Company has a 100% interest in certain mineral claims in Lemhi County, Idaho. An option agreement requires annual advance royalty payments of US$400 per claim to 2006. During the year ended February 29, 2004 the Company amended the option agreement to extend, the term for two, five-year increments, and share on a 50/50 basis with the optionor any payments received from a joint venture partner.

There have been no payments due since the Company amended the option agreement to extend the term.

Badger Basin – Idaho, USA

Through staking, the Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho.

Morning Glory – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi, County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area.

A total of US$42,900 (2006 - US$39,900) has been paid to date to the optionor. To exercise the option, the Company must pay a total purchase price of US$1,000,000 including the advance annual minimum royalty payments.

Wallace Creek – Idaho, USA

The Company has a 100% interest in certain mineral claims located in Lemhi County Idaho. The Company also has a 100% lease option on certain additional mineral claims located in the same area. To exercise the option, the Company must pay a total purchase price of US$1,000,000 of which US$25,600 has been paid to date.

El Milagro – Mexico

The Company entered into a purchase option agreement in 1998 that was completed at year end February 28, 2003. The Company now has a 100% interest in the property. During the year ended February 28, 2007 the Ana Maria claim block of the Milagro property was expanded to cover prospective adjoining ground and negotiations to acquire claims central to the area covering the northern extension of the Ana Maria vein are ongoing.

Flin Flon – Saskatchewan, Canada

The Company has a 100% interest, subject to a 10% net profits interest, in certain claims in the Creighton area of Saskatchewan. During the year ended February 28, 2005 the Company recognized an impairment and wrote off the costs associated with these claims.

Queen of the Hills – Idaho, USA

The Company holds a lease option to purchase 100% of certain mineral claims located in Lemhi County, Idaho. A total of US$23,800 (2006 - US$22,400) has been paid to date to the optionor. Total purchase price of US$1,000,000 including advance payments must be made to exercise the option.

Compass Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee can earn a 70% interest in certain mineral claims by making certain annual payments (received) and upon development to a feasibility stage by the optionee. During the year ended February 28, 2006 the Company received notice that the optionee was dropping its option. The Company now owns the property 100% and has completed a helicopter-borne aeroTEM IV electromagnetic & magnetometer survey.

Kernaghan Lake – Saskatchewan, Canada

The Company granted an option whereby the optionee has earned 80% interest in certain mineral claims by making certain payments (received), and completing exploration work totaling $1,000,000 (deemed completed). The 2007 work program is budgeted for $430,000. The Company has been notified that the drill program will not be carried out as outlined, as the availability of certain equipment and other conditions would not allow for commencement of the drilling operation. It is anticipated the program will continue next year.

Virgin River – Saskatchewan, Canada

In the year ended February 28, 1999, the Company entered into a joint exploration agreement with UEM, a corporation owned 50% by Cameco and 50% by Areva on the Virgin River project located in the Athabasca Basin of northern Saskatchewan.

Coronation Mines Limited owns 2% of the project with the first right to acquire up to 10% of the project and is carried through to $10.0 million worth of exploration and development. Approximately $2.0 million was spent on the 2006 program with the current proposed drill program, budgeted for $3.3 million, and is designed to follow up on the 2004, 2005 and 2006 drill results from the newly named Centennial Zone that returned high-grade mineralization. Examples of such high-grade mineralization include 5.83% U3O8 over 6.4 m and 13.86% U3O8 over 2.5 m. Summary results from the 2006 drill program are as outlined below. The Company has been advised that from all indications it will reach the carried interest amount of $10.0 million during this drill season program.

DDH Number		From (m)	To (m)	True Thickness (m)	Maximum Grade (%U3O8)	Average Grade (%U3O8)	GT (m x %)
VR-022		778.7	794.2	16.5	2.81	0.706	10.84
	(includes)	778.7	782.9	4.2	2.81	1.078	4.53
	(includes)	779.0	781.9	2.9	2.81	1.852	4.28
	(includes)	784.5	785.0	0.5	2.13	2.130	1.07
	(includes)	788.3	789.0	1.3	2.63	1.449	1.88
VR-22W2		781.0	800.2	19.2	18.30	2.480	47.62
	(includes)	788.8	794.1	5.3	18.30	5.352	28.37
	(includes)	795.5	797.8	2.3	11.40	6.269	14.42
VR-023		811.0	814.8	3.8	3.10	0.782	3.05
	(includes)	812.5	813.2	0.8	3.18	2.989	2.30
VR-024		820.3	827.5	7.2	6.72	2.630	18.94
	(includes)	821.3	826.5	5.2	6.72	3.620	18.87
		784.5	785.0	1.3	0.32	0.183	0.24
		794.0	810.7	16.0	0.01	0.191	3.04

Exploration results indicate excellent uranium exploration potential is demonstrated in this area. According to the project operator, the uranium intersections obtained in the Centennial Zone are the most significant ever encountered along the entire Dufferin / Virgin River Trend in more than 25 years of exploration.

Subsequent to the end of the period the Company announced winter drill results from its Virgin River uranium project, where three of the four holes drilled intersected significant uranium mineralization consistent with previously released results.

All uranium assays were carried out by the Saskatchewan Research Council of Saskatoon, Saskatchewan. Mr. Eric (Rick) Honsinger, P.Geo., of Formation Capital Corporation is the Qualified Person who has reviewed the data submitted to the Company by the project operator Cameco Corporation.

Drill Hole Winter 2007	From (m)	To (m)	True Thickness (m)	Max. Grade (%U3O8)	Ave. Grade (%U3O8)	GT (m*%)
DDH VR-027W1	808.0	818.8	10.8	9.47	2.191	23.66
(includes)	811.8	818.1	6.3	9.47	3.188	20.08
(includes)	816.2	818.1	1.9	9.47	5.444	10.34
DDH VR-027	800.9	816.6	15.7	2.98	0.692	10.86
(includes)	812.6	815.5	2.9	2.98	1.920	5.57
DDH VR-026	738.2	743.3	5.1	0.60	0.254	1.30
(includes)	740.2	743.3	3.1	0.60	0.362	1.12

Significantly, the fourth highest GT of 23.66 (grade * thickness) was attained in drill hole VR-027W, that included a subinterval of 5.44% U308 over 1.9 meters from 816.2 to 818.1 meters.

Other Projects

The Company has other interests of up to 100% in certain mineral claims located in Idaho, Saskatchewan and Manitoba.

Quarterly Financial Information in thousands (000's)

For the quarter ended 2008/2007	May 31	February 28	November 30	August 31
Revenues	171	3,707	2,179	207
G&A expenses	(732)	(1,245)	(352)	(239)
Net income (loss)	(659)	4,506	(181)	(254)
Loss per share	(0.00)	0.02	(0.00)	(0.00)
Total assets	70,975	51,267	44,846	43,837
Total liabilities	(1,284)	(1,053)	(577)	(635)

For the quarter ended 2007/2006	May 31	February 28	November 30	August 31
Revenues	1,482	8,441	nil	nil
G&A expenses	(388)	(1,186)	(204)	(204)
Net income (loss)	(497)	(1,617)	(177)	(40)
Loss per share	(0.00)	(0.01)	(0.01)	(0.00)
Total assets	44,384	44,682	45,639	45,997
Total liabilities	(928)	(1,170)	(1,093)	(1,311)

Results of Operations May 31, 2007 and May 31, 2006

The consolidated loss for the quarter ended May 31, 2007 was $659,320 or ($0.00) per share compared with a loss of $497,170 or ($0.00) per share for May 31, 2006. The loss consists of a net operating loss from the Sunshine Precious Metals Refinery of $6,112 and general and administrative costs of $732,309 offset by other income of $79,101.

The operating losses of the Sunshine Precision Metals Refinery are expected to decrease as the refinery continues to expand and optimize operations. General and administrative costs are expected to remain stable as the Company continues its efforts to obtain permits for the Idaho Cobalt Project and continues to operate the Refinery along with other property development efforts. We are receiving silver doré from Mexico (approximately 50% of the total feed) through a contract with a major silver producer, high grade silver products and pre-1965 silver US coins from other refiners. For the period ending May 31, 2006, Essential Metals Corporation produced approximately 417,057 troy ounces of silver in nominal 1,000 ounce bars and gold production was approximately 240 troy ounces. This created a new operating loss of $9,197 for the period.

Revenues and Cost of Revenues

Revenues for the period ended May 31, 2007 were $170,771 compared to $1,491,651 in the period ended May 31, 2006 which consists entirely of refinery sales at the Company's Sunshine Precious Metals Refinery. The decrease in revenue was more than offset by a proportionate decrease in cost of revenues. This was a result of acquiring additional credit from clients making it unnecessary for the Company to outlay cash for doré or other refining products resulting in grossed up revenues and cost of revenues.

Refinery operations produced approximately 993,571 troy ounces of silver in nominal 1,000 ounce bars and a small amount of gold production during the period ended May 31, 2007. Cost of Revenues for the period ended May 31, 2007 were $176,883 compared to $1,500,848 in the period ended May 31, 2006.

Cost of Revenues consist of costs of acquiring the unprocessed ore in situations where customers require us to take ownership of the precious metals and other direct operating costs and allocated overheads. The net operating loss was $6,112 for the period ended May 31, 2007 as compared to a loss of $9,197 for the period ended May 31, 2006. Net operating losses are expected to decrease as the refinery continues to expand and optimize operations.

General and Administrative Expenses

General and administrative expenses totaled $732,309 for the period ended May 31, 2007. This represents an increase of 42% from the prior period end of $515,807. This increase of $216,502 consisted primarily of a foreign exchange loss of $321,110 in the period ended May 31, 2007 compared to a foreign exchange loss of $70,183 in the period ended May 31, 2006. This $250,927 unfavorable fluctuation in exchange gains, along with decreased legal fees of $8,734 and increased listing and filing fees of $1,595, increase in

advertising and promotion of $35,708 (related to increased publications and research awareness programs) were offset by decreased administration costs and depreciation expenses primarily associated with operating the refinery operations of $54,331 and $68,334, respectively.

The Company transacts business and holds assets and liabilities in US dollars. Fluctuations in the US dollar exchange rate against the Canadian dollar between the date of a transaction and the settlement date will result in either gains or losses on foreign exchange which are included within the results of operations. Such fluctuations resulted in foreign exchange loss of $321,110 during the period ended May 31, 2007 compared to a loss of $70,183 in the period ended May 31, 2006, primarily relates to a strengthening Canadian dollar versus the US dollar over the period and in particular, with an unfavourable exchange loss associated with the holding additional inventory at period end.

Other income of $79,101 was recorded for the period ended May 31, 2007, up from $27,834 for the three month period ended May 31, 2006. The increase is related to the interest income with larger cash balances on deposit.

Capital Resources and Liquidity May 31, 2007 and May 31, 2006

The Company's working capital as at May 31, 2007 was $26,088,592 compared with $3,900,577 at May 31, 2006. The increase is mainly attributed to the issuance of 26,666,666 units, comprised of one common share and one-half of one transferable share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 18, 2008, subject to the Company's right to accelerate the expiry date, for gross proceeds of $20,000,000. The exercise of share purchase warrants and stock options also added to the working capital which was offset by spending on the permitting and feasibility for the Idaho Cobalt project.

During the period ended May 31, 2007 the Company received $1,490,142 on exercise of 3,721,555 share purchase warrants and issued 390,140 common shares for gross proceeds of $198,050 on the exercise of stock options.

During the period ended May 31, 2006 the Company received $70,000 on exercise of 200,000 share purchase warrants and issued 2,470,000 common shares for gross proceeds of $370,500 on the exercise of stock options. Mineral property cash expenditures for the period ended May 31, 2007 were $1,158,914 compared to $1,469,304 during the period ended May 31, 2006 representing a decrease of $310,390 over the three month period ended May 31, 2006. Much of the permitting costs for the Idaho Cobalt Project are now in the administrative and document preparation stages and all exploration and definition drilling has been completed, resulting in reduced expenditures on the Idaho Cobalt Project.

The most significant expenditures were made on the Idaho Cobalt Project with a total of $1,346,115 expended on permitting and feasibility during the period compared to $1,443,065 for the previous period using the accrual basis. Expenditures on capital assets (property, plant & equipment) were $89,855 compared to $73,242 with the bulk of the expenditures attributable to the work on the Big Creek Hydrometallurgical Complex and associated precious metals refinery.

The value of the precious metal inventory at the lower cost or net realized value was $5,092,476 and consists of silver and gold held either at the Big Creek Hydrometallurgical Complex or in pooling accounts with financial institutions which allow the Company to purchase precious metals without actually taking delivery. The prepaid expenses and deposits were slightly higher than at the previous period end with the metallurgical testing and EIS and certain feasibility study contractors holding deposits, offset by associated drilling contracts returning deposits. A reclamation deposit associated with the sale of the tailings pond was also refunded by the purchaser.

Accounts payable are slightly higher commensurate with Company activity that included conducting permitting and mine feasibility work. The $76,577 in accounts receivable is comprised of interest receivable from short term bank deposits and refundable goods and services tax (GST).

As at May 31, 2007 there were 202,372,967 outstanding common shares, 8,385,000 outstanding stock options and 15,259,866 share purchase warrants outstanding and exercisable. As at July 13, 2007 there were 202,402,967 outstanding common shares, 13,055,000 outstanding stock options and 15,259,866 share purchase warrants outstanding.

Selected Annual Information

	2007	2006	2005
Revenues	$ 7,584,650	$ 8,441,165	$ -
% change	-10%	100%	n/a
General and administrative expenses	$ 2,223,569	$ 2,402,978	$ 2,775,361
% change	-7%	-13%	72%
Net gain (loss)	$ 3,573,870	$ (2,274,329)	$ (2,589,485)
% change	257%	-12%	66%
Basic and diluted earnings (loss) per share	0.02	(0.01)	(0.02)
Total assets	$ 51,267,274	$ 44,681,835	$ 44,858,136
Total liabilities	$ 1,053,083	$ 1,169,843	$ 826,281
Cash dividends declared per-share for each class of share	nil	nil	nil

Proposed Transactions

None

Off-Balance Sheet Arrangements

None

Contractual Commitments

The Company has certain obligations with respect to mineral property expenditures and, in addition, pursuant to management employment agreements, the Company may be obligated to pay up to $2,461,700 under certain circumstances if certain of those agreements are terminated.

In addition, certain contractual obligations are due within the next three years relating to the office lease and equipment along with the writing of the environmental impact statement and feasibility study for the Idaho Cobalt project.

Derivative Activities

To mitigate the effects of price fluctuations in our inventories the Company undertakes hedging transactions, from time to time, in respect of the price of silver. At the end of the period May 31, 2007 and July 13, 2007 the Company had no outstanding call options related to its silver holdings.

Critical Accounting Policies and Estimates

The Company's significant accounting policies are contained in Note 2 to the audited consolidated financial statements for the year ended February 28, 2007. The following is a discussion of the accounting estimates that are critical in determining the Company's financial results.

Mineral Properties

Acquisition costs of mineral properties together with direct exploration and development expenditures thereon are capitalized in the accounts. These costs will be amortized using the unit-of-production method based on proven and probable reserves on the commencement of commercial production or written-off as the properties are sold, allowed to lapse or are abandoned. Mineral property costs not directly attributable to specific properties are expensed during the year.

Management regularly reviews the carrying value of mineral properties by comparing the carrying value to the estimated net recoverable amounts, based on estimated undiscounted future cash flows resulting from the use of the mineral properties and their eventual disposition, to determine whether there is any indication of impairment. Measurement of an impairment loss is based on the fair value of the mineral properties. An impairment in value would be indicated if the assets carrying value exceeds expected future cash flows.

Property, plant and equipment

All costs associated with the purchase, due diligence and start up of the Big Creek Hydrometallurgical Complex are capitalized in the property, plant and equipment account until such time as viable commercial production has been attained. A portion of the Complex, the Sunshine Precious Metals Refinery, commenced commercial production in 2005.

Property, plant and equipment are tested for recoverability whenever events or changes in circumstances indicate that their carrying amount may not be recoverable. An impairment loss is recognized when their carrying value exceeds the total undiscounted cash flows expected from their use and eventual disposition. The amount of impairment loss is determined as the excess of the carrying value of the property and equipment over their fair value.

Stock-based compensation

Effective March 01, 2004, the Company adopted the new Canadian accounting standard for stock-based compensation, retroactively without restatement of prior periods. The recommendations require the Company to record a compensation expense with a corresponding increase to contributed capital over the vesting period based on the fair value of options granted to employees, contractors, officers and directors. Upon exercise of the option, consideration received together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

These models require inputs such as volatility, expected life to exercise and interest rates. Changes in any of these inputs could cause a significant change in the expense recorded.

Reserves and resources

The Company engages independent professional consultants to evaluate its mineral resources and reserves. The estimation of resources and reserves involves the application of scientific principals as well as the exercise of educated judgement. Forecasts are based on geological, geophysical, engineering and economic data, all of which are subject to many uncertainties and interpretations. The Company expects that over time its resource and reserve estimates will be revised upward or downward based on updated information. Such information may include revisions to geological data or assumptions, a change in economic data, and the interpretation of results of future drilling and exploration activities. Resource and reserve estimates can have a significant impact on net earnings, as they are a key component in the calculation of depreciation and depletion.

In addition, changes in resource and reserve estimates, the price of cobalt, gold, copper or silver and future operating and capital costs can have a significant impact on the impairment assessments of the assets. Although the ICP has measured and indicated resources as reported in accordance with Canadian securities laws, the commercial viability of developing the ICP will depend on the results of a full bankable feasibility study, which has commenced but is not yet complete. At present, none of our properties have a known body of commercial ore.

Asset retirement obligation

With respect to Asset Retirement Obligations, application of the new standard has no impact on the Company's financial disclosure. The Company's mining, exploration and development activities are subject to various levels of federal, provincial and state law, as well as regulations relating to the protection of the environment, including requirements for closure and reclamation. Management's judgement and independent professional consultants' estimates are considered when estimating reclamation and closure costs. In some cases, these costs will be incurred many years from the date of estimate. Estimates may be revised as a result of changes in government regulations or assumptions.

Risk Management

The nature of the mining industry involves significant risks. Even with the Company's careful evaluation of its mineral resources using experience and knowledge, this risk may not be completely eliminated. As such, it is impossible to guarantee that current or future exploration programs will establish reserves. The historic qualities of mine ores and market prices of the commodities being explored have been highly volatile. To lessen the exposure to risk, the Company routinely engages numerous, highly qualified independent professional consultants to continually re-evaluate its mineral properties.

Environmental legislation, regulation and actions have significant impact on the industry. The Company cannot predict future policies and interpretations. The mineral industry trend is moving towards higher standards and the Company is continually working towards maintaining or surpassing these standards.

Insurance is very costly in this industry due to unforeseen mining and environmental risks such as cave-ins, fire and flooding. It is not always possible to insure against such risks and the company may decide not to insure as a result of high premiums or other reasons deeming insurance impractical.

Subsequent Events

From June 01, 2007 to July 13, 2007 the Company granted 4,700,000 stock options at $0.80 for terms of two and three years to officers, directors, employees and consultants.

<u>Evaluation of Disclosure Controls and Design of Internal Controls Over Financial Reporting</u>

The certifying officers reviewed and evaluated the Company's disclosure controls and procedures. Based on that evaluation, they have concluded that the Company's disclosure controls and procedures are effective in providing them with timely material information relating to the Company. The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with GAAP.

Management, including the Chief Executive Officer and Chief Financial Officer, does not expect that the Company's internal controls and procedures over financial reporting can prevent all error and all fraud. A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving the Company's stated goals under all potential future conditions. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has evaluated the design of the Company's internal control over financial reporting as of May 31, 2007. There were no material weaknesses that have been identified by management in this regard. This assessment was based on criteria for effective internal control over financial reporting described in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Outlook

In the coming year, the Company expects to focus the majority of its activities on completing the permitting process and the procurement of long lead time mining equipment. As well, the Company will focus on the completion of the Bankable Feasibility Study for the Idaho Cobalt Project and the ramp-up of operations at the Sunshine Precious Metals Refinery. We will continue to seek opportunities to form additional exploration joint ventures in order to reduce shareholder risk. As a mineral exploration and development company, the future liquidity of the Company will be affected principally by the level of exploration and development expenditures and by its ability to raise capital in the equity markets. Pending production from the ICP, the ability of the Company to effectively manage the mine and the hydrometallurgical complex will become the primary criterion for profitability. In Management's view, the Company's cash position will not be sufficient to fund development expenditures.

As we move forward on the EIS and eventual Record of Decision, the Company will require mine construction financing in an amount consistent with the capital expenditures requirements of the Bankable Feasibility Study expected to be completed during the second fiscal quarter of this year.

The Company has moved closer to its goal of becoming America's sole integrated cobalt miner and refiner and has achieved its goal of becoming a precious metals bullion producer. Currently, the Company is processing various customers' material at the refinery and is in continuing discussions regarding the processing of additional material.

At period end the Company had working capital of over $26.1 million. The Company's ability to conduct its future operations, including the acquisition, permitting, exploration, and development of mineral properties, is currently based on its ability to raise funds from equity sources. The anticipated completion of the Bankable Feasibility Study and advancements in permitting of the Company's 100% Idaho Cobalt Project, will allow the Company to continue to grow stronger, mitigate risk and increase shareholder value.

Formation Capital Share Price, Jan 01, 2007 – July 13, 2007


Q1 Fiscal 2008
1.15
1.10
1.05
1.00
0.95
0.90
0.85
0.80
0.75
0.70
0.65
0.60
0.55
0.50
0.45
0.40
0.35
0.30
0.25
Volume
12.0 M
8.0 M
4.0 M
Jan
Feb
Mar
Apr
May
Jun
Jul
2007

Additional Information

In June 2005 the Company sought judicial approval for access across the Blackbird Mine site in response to a letter from the Blackbird Mine Site Group addressed to the US Department of Agriculture wherein it had stated it "has not given Formation permission to access [the Idaho Cobalt Project through] the Blackbird Mine site for the construction of the exploration decline." Judicial approval was received for limited (exploration) access only. The Company is in the process of acquiring permanent access through negotiation with the owner and has initiated legal proceedings to obtain this access.

In January 2006 the Blackbird Mine Site Group filed a notice of protest regarding the Company's application for a water right. The Company is attempting to negotiate the withdrawal of the protest but if unsuccessful will continue with ongoing proceedings to obtain the water right.

Additional information is provided in the Company's audited consolidated financial statements for the years ended February 28, 2007, February 28, 2006 and prior years. Information Circulars and Annual Information Forms are also available on SEDAR at www.sedar.com.

This Management Discussion and Analysis contains several forward-looking statements. The forward-looking statements contained herein are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect Management's analysis only as of the date hereof. Readers should be aware the Company is under no obligation to publicly release the results of any revision to these forward-looking statements, which may not reflect circumstances, or occurrences of unanticipated events after the date of this document.

Mari-Ann Green
Chairman, CEO

J. Paul Farquharson
CFO

July 13, 2007

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Balance Sheets

(Canadian dollars)

		(unaudited) Three Months Ended **May 31 2007**		(audited) Year Ended **February 28 2007**
ASSETS				
CURRENT				
Cash and cash equivalents	$	22,045,151	$	5,777,610
Precious metals inventory		5,092,476		3,087,744
Amounts receivable		76,577		41,119
Prepaid expenses and deposits		158,445		122,240
TOTAL CURRENT ASSETS		27,372,649		9,028,713
MINERAL PROPERTIES (Note 3)		38,998,373		37,635,708
PROPERTY, PLANT AND EQUIPMENT (Note 2)		4,603,796		4,602,853
TOTAL ASSETS	$	70,974,818	$	51,267,274
LIABILITIES				
CURRENT				
Accounts payable	$	660,829	$	294,922
Accrued liabilities		623,228		758,161
TOTAL LIABILITIES		1,284,057		1,053,083
SHAREHOLDERS' EQUITY				
Share capital (Note 4)				
Authorized				
50,000,000 preferred shares without par value				
Unlimited common shares without par value				
Issued				
202,372,967 common shares (2007–165,052,018 shares)		77,140,996		59,333,293
Contributed surplus		5,120,416		2,792,229
Deficit, accumulated during exploration stage		(12,570,651)		(11,911,331)
TOTAL SHAREHOLDERS' EQUITY		69,690,761		50,214,191
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	70,974,818	$	51,267,274

APPROVED BY THE BOARD

"Mari – Ann Green" Director

"J. Scott Bending" Director

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Operations

(Canadian Dollars)

	(unaudited) Three Months Ending **May 31** **2007**	(unaudited) Three Months Ending **May 31** **2006**
REVENUE - Refinery	$ 170,771	$ 1,491,651
COST OF REVENUES	176,883	1,500,848
	(6,112)	(9,197)
EXPENSES		
Accounting and audit	37,539	37,209
Administration	93,844	102,822
Advertising and promotion	46,549	10,841
Bank charges, interest and financing costs	985	733
Depreciation	88,912	141,380
Foreign exchange (gain) loss	321,110	70,183
Legal fees	35,765	44,499
Listing and filing fees	10,222	8,627
Management fees	1,486	1,010
Office	67,985	69,174
Shareholder information	27,912	29,329
TOTAL EXPENSES	732,309	515,807
LOSS BEFORE UNDERNOTED ITEMS	(738,421)	(525,004)
OTHER INCOME	79,101	27,834
NET LOSS FOR THE PERIOD	(659,320)	(497,170)
DEFICIT at beginning of period	(11,911,331)	(15,485,201)
DEFICIT at end of period	$ (12,570,651)	$ (15,982,371)
Basic and fully diluted loss per share	($0.00)	($0.00)
Weighted average number of shares outstanding	173,149,424	163,271,040

FORMATION CAPITAL CORPORATION

(An exploration stage company)

Consolidated Statements of Cash Flows

(Canadian Dollars)

		(unaudited) Three Months Ending **May 31 2007**		(unaudited) Three Months Ending **May 31 2006**
OPERATING ACTIVITIES				
Net loss for the period	$	(659,320)	$	(497,170)
Items not involving cash				
Depreciation		88,912		141,380
Precious metals inventory		(2,004,732)		1,455,715
Change in non-cash operating working capital items				
Accounts receivable		(35,458)		(34,515)
Prepaid expenses		(36,205)		5,511
Accounts payable and accrued liabilities		27,223		(241,518)
		(2,619,580)		829,403
FINANCING ACTIVITIES				
Share capital issued for cash		21,688,191		440,500
Share issue cost		(1,552,301)		-
		20,135,890		440,500
INVESTING ACTIVITIES				
Mineral property expenditures		(1,158,914)		(1,469,304)
Purchase of property, plant and equipment		(89,855)		(73,242)
Reclamation deposits		-		596
		(1,248,769)		(1,541,950)
NET CASH INFLOW (OUTFLOW)		16,267,541		(272,047)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD		5,777,610		2,636,961
CASH AND CASH EQUIVALENTS, END OF PERIOD	$	22,045,151	$	2,364,914
CASH AND CASH EQUIVALENTS ARE COMPRISED OF:				
Cash	$	2,151,944	$	814,914
Short-term investments		19,893,207		1,550,000
	$	22,045,151	$	2,364,914

1. NATURE OF OPERATIONS

The Company was incorporated on June 13, 1988 under the Company Act of British Columbia and commenced operations on that date. The Company, directly and through joint exploration ventures, is in the process of exploring its mineral properties and has not yet determined, through a bankable feasibility study, whether these properties contain ore reserves, which are economically recoverable. None of the Company's operations are conducted through joint venture entities.

The Company's emergence from the exploration stage and the recoverability of the amounts shown for resource properties is dependent upon the quantity of economically recoverable reserves, on the ability of the Company to obtain financing to complete exploration and development of the properties, on the timing of legislative or regulatory developments relating to environmental protection, and on future profitable operations or proceeds from the disposition thereof.

The Company also owns a hydrometallurgical facility in Northern Idaho. The facility contains a precious metals refinery, which the Company has refurbished to process third party precious metals material. Material is refined into high purity silver and gold bullion. The plant has the capacity to produce 10,000,000 ounces of silver and 350,000 ounces of gold annually. This facility was originally purchased by the Company in order to process the cobalt concentrate from its U.S. operations. In the past this facility processed high grade silver/copper concentrates and will have to be refurbished to process the cobalt material.

These interim consolidated financial statements include the accounts of the company and either directly or indirectly its wholly-owned subsidiaries, Formation Capital Corporation, U.S., a Nevada corporation, Essential Metals Corporation, an Idaho corporation, Coronation Mines Limited, a Saskatchewan company and Minera Terranova S.A. de C.V., a Mexican company. All inter-company transactions and balances have been eliminated. These interim financial statements should be read together with the Company's audited consolidated financial statements for the year ended February 28, 2007.

2. PROPERTY, PLANT AND EQUIPMENT

	May 31, 2007			February 28, 2007
	Cost	Accumulated Depreciation	Net Book Value	Net Book Value
Land	$ 100,878	$ -	$ 100,878	$ 100,878
Plants undergoing refurbishment	3,333,127	-	3,333,127	3,253,114
Buildings	448,899	139,239	309,660	310,564
Equipment	1,897,331	1,053,599	843,732	919,679
Office furniture and fixtures	259,052	242,653	16,399	18,618
	$ 6,039,287	$ 1,435,491	$ 4,603,796	$ 4,602,853

During the year ended February 28, 2006, the Company began commercial production at its precious metals refinery plant and reallocated the applicable plant under refurbishment costs to Land, Buildings and Equipment and commenced depreciating those assets. The Company continues to defer the costs associated with refurbishing and constructing its cobalt hydrometallurgical plant.

3. MINERAL PROPERTIES

Mineral properties at May 31, 2007 consist of:

		May 31, 2007		February 28, 2007
Idaho Cobalt Belt				
Idaho Cobalt Project	$	34,600,882	$	33,256,027
Black Pine		3,237,199		3,236,299
Badger Basin		105,976		105,616
		37,944,057		36,597,942
Other Projects				
Morning Glory/Wallace Creek		414,905		414,005
El Milagro		297,734		293,979
Queen of the Hills		44,879		43,979
Compass/Kernaghan		201,045		196,697
Virgin River		23,449		17,162
Other		72,304		71,944
		1,054,316		1,037,766
	$	38,998,373	$	37,635,708

4. SHARE CAPITAL

a) During the quarter ended May 31, 2007 the Company issued 26,666,666 units comprised of one common share and one-half of one transferable common share purchase warrant, each whole common share purchase warrant entitling the holder to purchase one additional common share of the Company at a price of $1.00 per share until November 18, 2008, subject to the Company's right to accelerate the expiry date for gross proceeds of $20,000,000. The Company paid a 7% cash commission (3.5% cash commission on the President's list) to the agent, and issued to the Agent warrants, in the amount of 1,739,033 entitling them to purchase that number of common shares of the Company at a price of $0.83 until November 17, 2008, subject to the Company's same right to accelerate the expiry date.

The Company also issued 3,721,555 common shares for gross proceeds of $1,490,142 on the exercise of share purchase warrants. A portion of the share purchase warrants exercised, 1,868,375 in total relate to the accelerated expiry provision announced by the Company and completed on May 17, 2007 with 100% exercised. The Company also issued 390,140 common shares for gross proceeds of $198,050 on the exercise of stock options.

Common shares issued and outstanding

	Common shares without par value		Contributed Surplus
	Shares	Amount	Amount
Balance, February 28, 2006	162,382,018	56,682,645	$2,314,548
Exercise of share purchase warrants	200,000	70,000	-
Exercise of stock options	2,470,000	572,300	(201,800)
Balance, May 31, 2006	165,052,018	$ 57,324,945	$2,112,748
Balance, February 28, 2007	171,594,606	$ 59,333,293	$ 2,792,229
Issuance of common shares for cash	26,666,666	17,451,272	2,548,727
Share issue cost	-	(1,552,301)	-
Exercise of share purchase warrants	3,721,555	1,584,712	(94,570)
Exercise of stock options	390,140	324,020	(125,970)
Balance, May 31, 2007	202,372,967	$ 77,140,996	$ 5,120,416

b) As at May 31, 2007 the outstanding stock options were as follows:

Number of Shares	Price	Expiry Date
2,445,000	$0.50	September 28, 2007
750,000	$0.40	January 04, 2008
300,000	$0.54	March 30, 2008
165,000	$0.41	January 02, 2009
1,945,000	$0.40	January 04, 2009
2,780,000	$0.41	January 04, 2010
8,385,000	$0.44	

As at May 31, 2007, outstanding exercisable stock options were as follows:

	May 31, 2007	Weighted Average Exercise Price	February 28 2007	Weighted Average Exercise Price	February 28, 2006	Weighted Average Exercise Price
Balance outstanding, beginning of year	8,845,000	$ 0.44	8,510,000	$ 0.37	6,208,435	$ 0.33
Activity during the period:						
Options granted	-	-	2,990,000	0.41	3,445,000	0.42
Options exercised	(390,140)	0.51	(2,528,085)	0.16	(543,435)	0.16
Options cancelled / expired	(69,860)	0.54	(126,915)	0.44	(600,000)	0.50
Balance outstanding, end of period	8,385,000	$ 0.44	8,845,000	$ 0.44	8,510,000	$ 0.37

During the year ended February 28, 2007, 2,990,000 (2006 - 3,445,000) stock options were issued to directors, employees and consultants. Using the fair value method to value the stock options, $593,500 (2006 - $752,200) was recorded to stock-based compensation expense. This amount was determined using a Black-Scholes option pricing model assuming no dividends are to be paid, vesting occurring on the date of grant, exercising on the last day before expiry, a weighted average volatility of the Company's share price of 70% (2006 - 90%) and a weighted average risk free rate of 4.2% (2006 - 3.7%).

c) As at May 31, 2007 outstanding warrants were as follows:

Number of Warrants	Exercise Price	Expiry Date
187,500	$0.40	June 14, 2008
1,739,033	$0.83	November 17, 2008
13,333,333	$1.00	November 17, 2008
15,259,866	$0.97	

The changes in warrants during the previous periods were as follows:

	May 31, 2007	Weighted Average Exercise Price	February 28, 2007	Weighted Average Exercise Price	February 28, 2006	Weighted Average Exercise Price
Balance outstanding, beginning of year	3,909,055	$ 0.40	38,430,812	$ 0.51	41,079,699	$ 0.50
Activity during the period:						
Warrants issued	15,072,366	0.98	2,269,015	0.49	-	-
Warrants exercised	(3,721,555)	0.40	(6,309,503)	0.33	(2,626,525)	0.35
Warrants cancelled / expired	-	-	(30,481,269)	0.44	(22,362)	0.23
Balance outstanding, end of period	15,259,866	$ 0.97	3,909,055	$ 0.40	38,430,812	$ 0.51

5. RELATED PARTY TRANSACTIONS

As at May 31, 2007, accounts payable include $4,666 (2006 - $3,015) due to directors and officers.

6. SEGMENTED INFORMATION

The Company's non-current assets by geographic location are as follows:

	May 31, 2007	February 28, 2007
Canada	$ 327,596	$ 320,017
United States	42,976,820	41,624,546
Mexico	297,753	293,998
	$ 43,602,169	$ 42,238,561

7. SUBSEQUENT EVENTS

The Company granted 4,700,000 stock options at $0.80 for terms of two and three years to officers, directors, employees and consultants of the Company

END